SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2026

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A

C.N.P.J. No. 42.150.391/0001-70

NIRE 29300006939

PUBLICLY HELD COMPANY

EXTRAORDINARY GENERAL MEETING

OF APRIL 27, 2026

DETAILED FINAL VOTING MAP

São Paulo, April 27, 2026 – Braskem S.A. (B3: BRKM3, BRKM5 and BRKM6; NYSE: BAK; LATIBEX: XBRK) (“Company”), in compliance with CVM Resolution No. 81/22, as amended, hereby disclose to its shareholders and the market the detailed final voting map which consolidates the voting instructions of both shareholders which voted through remote voting (boletim de voto a distância) and those during the Meeting, as computed at the Extraordinary General Meeting of the Company held on April 27, 2026, including the first five digits of the shareholders’ individual or corporate taxpayer identification number (CPF or CNPJ, respectively), their vote on each item, and information about their shareholding position, as EXHIBIT I.

Further information can be obtained from Braskem’s Investor Relations Department by phone: +55 (11) 3576-9531 or by e-mail: braskem-ri@braskem.com.br

EXHIBIT I

EXTRAORDINARY GENERAL MEETING

OF APRIL 27, 2026

DETAILED FINAL VOTING MAP

Code of the Resolution	Description of the Resolution	CNPJ/CPF (first 5 digits)	Vote	Number of Shares
				Number of Common Shares	Number of Preferred Shares
Extraordinary General Meeting
1	Amendment to the caput of Article 1 of the Bylaws to reflect the change of the Company’s legal domicile to the City of São Paulo, State of São Paulo	33000	APPROVE	212,426,952	75,761,739
		22606	APPROVE	226,334,622	79,182,486
		05144	APPROVE	1	12
		05457	APPROVE	2,921,562	-
		05523	APPROVE	-	6,014,206
		05523	REJECT	-	3,150,900
		05523	ABSTAIN	-	52,494
		00083	APPROVE	1,000	1,500
		00116	APPROVE	-	5,200
		00935	REJECT	-	30
		01363	APPROVE	-	1,100
		01707	APPROVE	-	600
		01880	APPROVE	10	-
		02192	APPROVE	-	2,000
		02291	REJECT	-	1,400
		03095	ABSTAIN	-	10
		03332	APPROVE	-	2
		03996	APPROVE	-	30
		04019	APPROVE	-	650
		04460	APPROVE	-	500
		04653	APPROVE	200	-
		05696	APPROVE	-	20
		05803	APPROVE	-	10
		05832	REJECT	-	260
		05855	APPROVE	-	120
		06890	APPROVE	-	35
		15816	APPROVE	1,382	-
		16577	APPROVE	-	48,968
		17599	APPROVE	-	13
		18167	APPROVE	-	997
		22450	APPROVE	-	700
		23196	ABSTAIN	-	2
		26166	APPROVE	-	120
		26813	APPROVE	-	5,600
		27264	APPROVE	-	400
		27924	ABSTAIN	-	5,200
		28221	REJECT	-	323
		30162	APPROVE	-	87
		30172	APPROVE	-	200
		34330	APPROVE	-	10,000
		42512	APPROVE	-	2,000
		43956	ABSTAIN	144	-
		44500	APPROVE	-	1,050
		46390	APPROVE	20	30
		49722	APPROVE	100	-
		51816	APPROVE	-	5,500
		62236	REJECT	9	-
		66443	APPROVE	100	-
		82027	APPROVE	-	9,500
		94974	APPROVE	-	10
		95584	APPROVE	300	-
		97161	APPROVE	-	117
		97524	APPROVE	-	3,200
		05479	APPROVE	-	67,600
		05839	APPROVE	-	3,349,962
		05839	REJECT	-	85,500
		05839	REJECT	-	498,100
		05840	REJECT	-	2,331
		05987	APPROVE	-	84,800
		07140	REJECT	-	1,800
		07247	APPROVE	-	54,200
		07418	REJECT	-	45,800
		07496	REJECT	-	27,500
		07516	APPROVE	-	37,695
		07622	APPROVE	-	652,253
		09233	APPROVE	-	47,560
		09299	REJECT	-	167,200
		09349	REJECT	-	58,482
		09349	REJECT	-	45,700
		09559	REJECT	-	181,680
		09620	APPROVE	-	34,946
		10327	REJECT	-	32,300
		10492	APPROVE	-	1,711,958
		11841	APPROVE	-	968,781
		13362	REJECT	-	47,100
		15052	REJECT	-	14,938
		16878	REJECT	-	61,100
		19874	REJECT	-	122,800
		20622	REJECT	-	89,100
		21962	APPROVE	-	50,700
		24935	APPROVE	-	118,645
		26311	REJECT	-	4,100
		27624	REJECT	-	39,686
		27714	REJECT	-	920,665
		27778	REJECT	-	29,290
		27866	APPROVE	-	302,005
		27866	APPROVE	-	846,272
		27866	APPROVE	-	15,010
		27866	REJECT	-	4,893
		29322	REJECT	-	2,079,169
		32329	REJECT	-	209,936
		34900	APPROVE	-	25,400
		35693	APPROVE	-	1,361,500
		37339	APPROVE	-	460,993
		45919	REJECT	-	95,990
		46375	APPROVE	-	28,225
		46981	APPROVE	-	6
		48185	REJECT	-	8,397
		52647	APPROVE	-	62,617
		55912	REJECT	-	500
		97540	REJECT	-	2,277,183

2	Amendment to the caput of Article 16 of the Bylaws to align the deadline provided therein with the deadline for submitting documents for participation in digital shareholders’ meetings, as established by CVM regulations	33000	APPROVE	212,426,952	75,761,739
		22606	APPROVE	226,334,622	79,182,486
		05144	APPROVE	1	12
		05457	APPROVE	2,921,562	-
		05523	APPROVE	-	9,128,370
		05523	REJECT	-	66,140
		05523	ABSTAIN	-	23,090
		00083	APPROVE	1,000	1,500
		00116	APPROVE	-	5,200
		00935	REJECT	-	30
		01363	APPROVE	-	1,100
		01707	APPROVE	-	600
		01880	APPROVE	10	-
		02192	APPROVE	-	2,000
		02291	APPROVE	-	1,400
		03095	ABSTAIN	-	10
		03332	APPROVE	-	2
		03996	APPROVE	-	30
		04019	ABSTAIN	-	650
		04460	APPROVE	-	500
		04653	APPROVE	200	-
		05696	APPROVE	-	20
		05803	APPROVE	-	10
		05832	ABSTAIN	-	260
		05855	APPROVE	-	120
		06890	APPROVE	-	35
		15816	APPROVE	1,382	-
		16577	APPROVE	-	48,968
		17599	APPROVE	-	13
		18167	APPROVE	-	997
		22450	APPROVE	-	700
		23196	ABSTAIN	-	2
		26166	APPROVE	-	120
		26813	APPROVE	-	5,600
		27264	APPROVE	-	400
		27924	APPROVE	-	5,200
		28221	APPROVE	-	323
		30162	APPROVE	-	87
		30172	APPROVE	-	200
		34330	APPROVE	-	10,000
		42512	APPROVE	-	2,000
		43956	ABSTAIN	144	-
		44500	APPROVE	-	1,050
		46390	APPROVE	20	30
		49722	APPROVE	100	-
		51816	APPROVE	-	5,500
		62236	REJECT	9	-
		66443	APPROVE	100	-
		82027	APPROVE	-	9,500
		94974	APPROVE	-	10
		95584	APPROVE	300	-
		97161	APPROVE	-	117
		97524	APPROVE	-	3,200
		05479	APPROVE	-	67,600
		05839	APPROVE	-	3,349,962
		05839	APPROVE	-	85,500
		05839	APPROVE	-	498,100
		05840	APPROVE	-	2,331
		05987	APPROVE	-	84,800
		07140	APPROVE	-	1,800
		07247	APPROVE	-	54,200
		07418	APPROVE	-	45,800
		07496	APPROVE	-	27,500
		07516	APPROVE	-	37,695
		07622	APPROVE	-	652,253
		09233	APPROVE	-	47,560
		09299	APPROVE	-	167,200
		09349	APPROVE	-	58,482
		09349	APPROVE	-	45,700
		09559	APPROVE	-	181,680
		09620	APPROVE	-	34,946
		10327	APPROVE	-	32,300
		10492	APPROVE	-	1,711,958
		11841	APPROVE	-	968,781
		13362	APPROVE	-	47,100
		15052	APPROVE	-	14,938
		16878	APPROVE	-	61,100
		19874	APPROVE	-	122,800
		20622	APPROVE	-	89,100
		21962	APPROVE	-	50,700
		24935	APPROVE	-	118,645
		26311	APPROVE	-	4,100
		27624	APPROVE	-	39,686
		27714	APPROVE	-	920,665
		27778	APPROVE	-	29,290
		27866	APPROVE	-	302,005
		27866	APPROVE	-	846,272
		27866	APPROVE	-	15,010
		27866	APPROVE	-	4,893
		29322	APPROVE	-	2,079,169
		32329	APPROVE	-	209,936
		34900	APPROVE	-	25,400
		35693	APPROVE	-	1,361,500
		37339	APPROVE	-	460,993
		45919	APPROVE	-	95,990
		46375	APPROVE	-	28,225
		46981	APPROVE	-	6
		48185	APPROVE	-	8,397
		52647	APPROVE	-	62,617
		55912	APPROVE	-	500
		97540	APPROVE	-	2,277,183

3	Amendment to Article 24 of the Bylaws to enhance the rules regarding the replacement of board members in the event of a vacancy	33000	APPROVE	212,426,952	75,761,739
		22606	APPROVE	226,334,622	79,182,486
		05144	APPROVE	1	12
		05457	APPROVE	2,921,562	-
		05523	APPROVE	-	9,038,070
		05523	REJECT	-	157,390
		05523	ABSTAIN	-	22,094
		00083	APPROVE	1,000	1,500
		00116	APPROVE	-	5,200
		00935	REJECT	-	30
		01363	APPROVE	-	1,100
		01707	APPROVE	-	600
		01880	APPROVE	10	-
		02192	APPROVE	-	2,000
		02291	APPROVE	-	1,400
		03095	APPROVE	-	10
		03332	APPROVE	-	2
		03996	APPROVE	-	30
		04019	ABSTAIN	-	650
		04460	APPROVE	-	500
		04653	APPROVE	200	-
		05696	ABSTAIN	-	20
		05803	ABSTAIN	-	10
		05832	ABSTAIN	-	260
		05855	APPROVE	-	120
		06890	APPROVE	-	35
		15816	APPROVE	1,382	-
		16577	APPROVE	-	48,968
		17599	REJECT	-	13
		18167	APPROVE	-	997
		22450	APPROVE	-	700
		23196	ABSTAIN	-	2
		26166	APPROVE	-	120
		26813	APPROVE	-	5,600
		27264	APPROVE	-	400
		27924	APPROVE	-	5,200
		28221	REJECT	-	323
		30162	APPROVE	-	87
		30172	APPROVE	-	200
		34330	APPROVE	-	10,000
		42512	APPROVE	-	2,000
		43956	ABSTAIN	144	-
		44500	APPROVE	-	1,050
		46390	APPROVE	20	30
		49722	APPROVE	100	-
		51816	APPROVE	-	5,500
		62236	REJECT	9	-
		66443	APPROVE	100	-
		82027	APPROVE	-	9,500
		94974	APPROVE	-	10
		95584	APPROVE	300	-
		97161	APPROVE	-	117
		97524	APPROVE	-	3,200
		05479	APPROVE	-	67,600
		05839	APPROVE	-	3,349,962
		05839	APPROVE	-	85,500
		05839	APPROVE	-	498,100
		05840	APPROVE	-	2,331
		05987	APPROVE	-	84,800
		07140	APPROVE	-	1,800
		07247	APPROVE	-	54,200
		07418	APPROVE	-	45,800
		07496	APPROVE	-	27,500
		07516	APPROVE	-	37,695
		07622	APPROVE	-	652,253
		09233	APPROVE	-	47,560
		09299	APPROVE	-	167,200
		09349	APPROVE	-	58,482
		09349	APPROVE	-	45,700
		09559	APPROVE	-	181,680
		09620	APPROVE	-	34,946
		10327	APPROVE	-	32,300
		10492	APPROVE	-	1,711,958
		11841	APPROVE	-	968,781
		13362	APPROVE	-	47,100
		15052	APPROVE	-	14,938
		16878	APPROVE	-	61,100
		19874	APPROVE	-	122,800
		20622	APPROVE	-	89,100
		21962	APPROVE	-	50,700
		24935	APPROVE	-	118,645
		26311	APPROVE	-	4,100
		27624	APPROVE	-	39,686
		27714	APPROVE	-	920,665
		27778	APPROVE	-	29,290
		27866	APPROVE	-	302,005
		27866	APPROVE	-	846,272
		27866	APPROVE	-	15,010
		27866	APPROVE	-	4,893
		29322	APPROVE	-	2,079,169
		32329	APPROVE	-	209,936
		34900	APPROVE	-	25,400
		35693	APPROVE	-	1,361,500
		37339	APPROVE	-	460,993
		45919	APPROVE	-	95,990
		46375	APPROVE	-	28,225
		46981	APPROVE	-	6
		48185	APPROVE	-	8,397
		52647	APPROVE	-	62,617
		55912	APPROVE	-	500
		97540	APPROVE	-	2,277,183

4	Inclusion of an Arbitration Clause and corresponding amendments to the Company’s Bylaws	33000	APPROVE	212,426,952	75,761,739
		22606	APPROVE	226,334,622	79,182,486
		05144	APPROVE	1	12
		05457	APPROVE	2,921,562	-
		05523	APPROVE	-	5,938,300
		05523	REJECT	-	3,262,972
		05523	ABSTAIN	-	15,326
		00083	APPROVE	1,000	1,500
		00116	REJECT	-	5,200
		00935	REJECT	-	30
		01363	APPROVE	-	1,100
		01707	APPROVE	-	600
		01880	APPROVE	10	-
		02192	APPROVE	-	2,000
		02291	ABSTAIN	-	1,400
		03095	APPROVE	-	10
		03332	APPROVE	-	2
		03996	APPROVE	-	30
		04019	ABSTAIN	-	650
		04460	APPROVE	-	500
		04653	APPROVE	200	-
		05696	ABSTAIN	-	20
		05803	ABSTAIN	-	10
		05832	ABSTAIN	-	260
		05855	APPROVE	-	120
		06890	APPROVE	-	35
		15816	APPROVE	1,382	-
		16577	APPROVE	-	48,968
		17599	REJECT	-	13
		18167	APPROVE	-	997
		22450	APPROVE	-	700
		23196	ABSTAIN	-	2
		26166	APPROVE	-	120
		26813	APPROVE	-	5,600
		27264	APPROVE	-	400
		27924	ABSTAIN	-	5,200
		28221	REJECT	-	323
		30162	APPROVE	-	87
		30172	APPROVE	-	200
		34330	APPROVE	-	10,000
		42512	APPROVE	-	2,000
		43956	ABSTAIN	144	-
		44500	APPROVE	-	1,050
		46390	APPROVE	20	30
		49722	APPROVE	100	-
		51816	APPROVE	-	5,500
		62236	REJECT	9	-
		66443	APPROVE	100	-
		82027	APPROVE	-	9,500
		94974	APPROVE	-	10
		95584	APPROVE	300	-
		97161	APPROVE	-	117
		97524	APPROVE	-	3,200
		05479	REJECT	-	67,600
		05839	APPROVE	-	3,349,962
		05839	REJECT	-	85,500
		05839	REJECT	-	498,100
		05840	REJECT	-	2,331
		05987	APPROVE	-	84,800
		07140	REJECT	-	1,800
		07247	APPROVE	-	54,200
		07418	REJECT	-	45,800
		07496	REJECT	-	27,500
		07516	APPROVE	-	37,695
		07622	APPROVE	-	652,253
		09233	APPROVE	-	47,560
		09299	REJECT	-	167,200
		09349	REJECT	-	58,482
		09349	REJECT	-	45,700
		09559	REJECT	-	181,680
		09620	APPROVE	-	34,946
		10327	REJECT	-	32,300
		10492	APPROVE	-	1,711,958
		11841	APPROVE	-	968,781
		13362	REJECT	-	47,100
		15052	REJECT	-	14,938
		16878	REJECT	-	61,100
		19874	REJECT	-	122,800
		20622	REJECT	-	89,100
		21962	REJECT	-	50,700
		24935	APPROVE	-	118,645
		26311	REJECT	-	4,100
		27624	REJECT	-	39,686
		27714	REJECT	-	920,665
		27778	REJECT	-	29,290
		27866	APPROVE	-	302,005
		27866	APPROVE	-	846,272
		27866	APPROVE	-	15,010
		27866	REJECT	-	4,893
		29322	REJECT	-	2,079,169
		32329	REJECT	-	209,936
		34900	APPROVE	-	25,400
		35693	APPROVE	-	1,361,500
		37339	APPROVE	-	460,993
		45919	REJECT	-	95,990
		46375	APPROVE	-	28,225
		46981	REJECT	-	6
		48185	REJECT	-	8,397
		52647	APPROVE	-	62,617
		55912	REJECT	-	500
		97540	REJECT	-	2,277,183

5	Due to the amendments approved in items 1 to 4 above, resolution on the consolidation of the Company’s Bylaws, including renumbering articles and paragraphs as applicable	33000	APPROVE	212,426,952	75,761,739
		22606	APPROVE	226,334,622	79,182,486
		05144	APPROVE	1	12
		05457	APPROVE	2,921,562	-
		05523	APPROVE	-	9,124,086
		05523	REJECT	-	65,872
		05523	ABSTAIN	-	27,642
		00083	APPROVE	1,000	1,500
		00116	APPROVE	-	5,200
		00935	REJECT	-	30
		01363	APPROVE	-	1,100
		01707	APPROVE	-	600
		01880	APPROVE	10	-
		02192	APPROVE	-	2,000
		02291	APPROVE	-	1,400
		03095	APPROVE	-	10
		03332	APPROVE	-	2
		03996	APPROVE	-	30
		04019	ABSTAIN	-	650
		04460	APPROVE	-	500
		04653	APPROVE	200	-
		05696	ABSTAIN	-	20
		05803	APPROVE	-	10
		05832	ABSTAIN	-	260
		05855	APPROVE	-	120
		06890	APPROVE	-	35
		15816	APPROVE	1,382	-
		16577	APPROVE	-	48,968
		17599	REJECT	-	13
		18167	APPROVE	-	997
		22450	APPROVE	-	700
		23196	ABSTAIN	-	2
		26166	APPROVE	-	120
		26813	APPROVE	-	5,600
		27264	APPROVE	-	400
		27924	APPROVE	-	5,200
		28221	REJECT	-	323
		30162	APPROVE	-	87
		30172	APPROVE	-	200
		34330	APPROVE	-	10,000
		42512	APPROVE	-	2,000
		43956	ABSTAIN	144	-
		44500	APPROVE	-	1,050
		46390	APPROVE	20	30
		49722	APPROVE	100	-
		51816	APPROVE	-	5,500
		62236	REJECT	9	-
		66443	APPROVE	100	-
		82027	APPROVE	-	9,500
		94974	APPROVE	-	10
		95584	APPROVE	300	-
		97161	APPROVE	-	117
		97524	APPROVE	-	3,200
		05479	APPROVE	-	67,600
		05839	APPROVE	-	3,349,962
		05839	APPROVE	-	85,500
		05839	APPROVE	-	498,100
		05840	APPROVE	-	2,331
		05987	APPROVE	-	84,800
		07140	APPROVE	-	1,800
		07247	APPROVE	-	54,200
		07418	APPROVE	-	45,800
		07496	APPROVE	-	27,500
		07516	APPROVE	-	37,695
		07622	APPROVE	-	652,253
		09233	APPROVE	-	47,560
		09299	APPROVE	-	167,200
		09349	APPROVE	-	58,482
		09349	APPROVE	-	45,700
		09559	APPROVE	-	181,680
		09620	APPROVE	-	34,946
		10327	APPROVE	-	32,300
		10492	APPROVE	-	1,711,958
		11841	APPROVE	-	968,781
		13362	APPROVE	-	47,100
		15052	APPROVE	-	14,938
		16878	APPROVE	-	61,100
		19874	APPROVE	-	122,800
		20622	APPROVE	-	89,100
		21962	APPROVE	-	50,700
		24935	APPROVE	-	118,645
		26311	REJECT	-	4,100
		27624	APPROVE	-	39,686
		27714	REJECT	-	920,665
		27778	APPROVE	-	29,290
		27866	APPROVE	-	302,005
		27866	APPROVE	-	846,272
		27866	APPROVE	-	15,010
		27866	APPROVE	-	4,893
		29322	APPROVE	-	2,079,169
		32329	APPROVE	-	209,936
		34900	APPROVE	-	25,400
		35693	APPROVE	-	1,361,500
		37339	APPROVE	-	460,993
		45919	APPROVE	-	95,990
		46375	APPROVE	-	28,225
		46981	APPROVE	-	6
		48185	APPROVE	-	8,397
		52647	APPROVE	-	62,617
		55912	APPROVE	-	500
		97540	APPROVE	-	2,277,183

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 27, 2026

BRASKEM S.A.

By:	/s/ Felipe Montoro Jens

	Name:	Felipe Montoro Jens
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.